JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

February 12, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File No. Post-Effective Amendment No. 245 filed on December 7, 2012

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on January 23, 2013 with respect to the JPMorgan Corporate Bond Fund (“Corporate Bond Fund”) and JPMorgan Global Research Enhanced Index Fund (“Global Research Enhanced Index Fund;” collectively with the Corporate Bond Fund, the “Funds”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in one or more filings made pursuant to Rule 485(b) of the Securities Act of 1933, as amended, which will be automatically effective on February 20, 2013 pursuant to such Rule.

CORPORATE BOND FUND COMMENTS

Concentration Policy

1.	Comment: The prospectus and the Statement of Additional Information (“SAI”) indicate that the Fund reserves the right to concentrate its investments in securities of companies conducting their principal business in the same industry. Specifically, the prospectus indicates that “to the extent that an industry represents 20% or more of the Fund’s benchmark at the time of investment, the Fund may invest up to 35% of its total assets in that industry.” Please explain how this strategy is consistent with the Staff’s position that funds may not reserve freedom to concentrate their investments in an industry or group of industries.

Response: We believe that the proposed concentration policy complies with Section 8(b) of the Investment Company Act of 1940 (the “1940 Act”) because it specifically discloses the conditions under which the Fund would have the ability to concentrate its investments in an industry or group of industries. The Staff has permitted funds to reserve flexibility to concentrate in an industry or group of industries if the Fund’s policy discloses the specific conditions under which any changes to concentration will be made. See e.g., Guide 19 to Form N-1A and First Australia Fund, Inc. Sec No. Act Ltr. (July 29, 1999) (“First Australia Letter”).

In the First Australia Letter, the First Australia Fund proposed to implement a policy which would permit it to invest up to 35% of its total assets in securities of a particular industry or group of industries if, at the time of investment, the industry represented 20% of more of an unaffiliated index. The Staff agreed with the First Australia Fund that the policy was consistent with Section 8(b)(1) of the 1940 Act because the policy “describes, insofar as practicable, the extent to which the First Australia Fund intends to concentrate in an industry by setting clear, objective limitations on the manager’s ability to freely concentrate in an industry.”

The Corporate Bond Fund’s concentration policy contains the same percentages and parameters that the Staff concluded complied with Section 8(b)(1) in the First Australia Letter. Like the policy presented in the First Australia Letter, the Corporate Bond Fund’s concentration policy specifies that the Fund may invest up to 35% of its total assets in securities of a particular industry if, at the time of investment, the industry represents 20% or more of the Barclays U.S. Corporate Index – an unaffiliated index. As a result, we believe the proposed policy is consistent with the Staff’s existing positions concerning Section 8(b)(1) and is permissible under the 1940 Act.

Use of Derivatives

2.	Comment: The Risk/Return Summary provides that the Fund “invests in credit default swaps.” (emphasis added). Please disclose the extent to which the Fund intends to utilize such swaps and whether the Fund may sell credit default swaps in addition to buying them.

Response: Currently, the portfolio management team does not intend to utilize credit default swaps as part of the Fund’s principal investment strategy. Accordingly, the use of such instruments will be removed from the Risk/Return Summary and disclosed as an additional strategy in the “More About the Fund” section. In the More About the Fund section, the reference to “investing in credit default swaps” will be revised to provide that the Fund may “use credit default swaps related to individual securities or indexes of securities to gain or limit exposure to such securities or indexes of securities or to mitigate risk exposure.” In addition, the Fund will add disclosure indicating that “[t]he Fund may be both a buyer and seller of credit default swaps.”

3.	Comment: The Risk/Return Summary provides that the Fund utilizes derivatives. Please disclose the extent to which such derivatives will be utilized including the percentage of assets which may be invested in derivatives.

Response: The Fund intends to use derivatives as a principal strategy and has disclosed with specificity how such derivatives will be used in the Risk/Return Summary in compliance with the Staff’s guidance to the Investment Company Institute in a letter dated July 30, 2010 (“Derivatives Letter”). The Risk/Return Summary specifies that the Fund may use derivatives as a substitute for securities in which the Fund can invest, for risk management, and/or to increase income or gain to the Fund. The Risk/Return Summary further provides that the Fund may use interest rate swaps to manage duration relative to the benchmark and foreign currency derivatives to hedge its non-dollar investments back to the U.S. dollar.

We do not believe that disclosing a percentage is required by Form N-1A or would provide meaningful information to investors. Although the instructions to Item 9(b)(1) to Form N-1A indicate that a Registrant “should consider the amount of assets to be committed to a particular strategy in determining whether a strategy is principal,” the Form does not require the Fund to specify a percentage for every investment it uses. In addition, we do not believe that providing a percentage devoted to derivatives necessarily conveys the importance of a strategy to the Fund. For example, the percentage of foreign currency derivatives used to hedge non-dollar investments may be relatively small from a percentage standpoint but may be an important component of the Fund’s principal strategy. Finally, the Fund does not have a targeted percentage it intends to devote to derivatives but rather intends to utilize such instruments for the purposes disclosed in the prospectus subject to the limitations in the 1940 Act. As a result, there is not an intended percentage that should be disclosed in the prospectus.

GLOBAL RESEARCH ENHANCED INDEX FUND COMMENTS

Fee Table

4.	Comment: Please verify that the expense limitation agreements referenced in footnote 2 to the fee tables will be in effect for at least 12 months from the effective date of the registration statement.

Response: We hereby confirm that the expense limitation agreement will be in effect for at least 12 months from the effective date of the registration statement and that such date will be reflected in the prospectuses filed pursuant to Rule 485(b).

Fund Name and 80% Policy

5.	Comment: The prospectus provides that “Under normal circumstances, the Fund will invest at least 80% of its Assets in securities that are included in the index designated by the Fund or securities whose economic returns are similar to such index or its components.” What is the index and can it be changed without 60 days’ notice to shareholders?

Response: The index, as designated by the Fund in the Risk/Return Summary, is the “Morgan Stanley Capital International (MSCI) World Index (net of foreign withholding taxes).” As noted in the section “More About the Fund,” the Fund will provide shareholders with at least 60 days’ prior notice of any change to its 80% investment policy including a change to the index.

6.	Comment: The prospectus provides that the 80% test above includes “securities whose economic returns are similar to such index or its components.” Please disclose what is meant by “economic returns are similar to the index.” Also, please indicate what is meant by “components” of the index.

Response: The language above refers to a security that may not be included the index but nonetheless, consistent with the Staff’s historical positions, will have economic characteristics, and be subject to the risks and fortunes, of the securities in the index. An example of a security that would provide economic returns similar to the index that could be counted toward the Fund’s 80% test would be shares of an index fund managed against the index. As stated by the Staff in the adopting release to Rule 35d-1, “In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” Components refers to securities that are included in the index.

7.	Comment: Please include the index name in the fund’s name consistent with Rule 35d-1.

Response: We believe the existing name is consistent with Rule 35d-1. As stated by the Staff in the adopting release for Rule 35d-1, “[i]n determining whether a particular name is misleading, the Division will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” Including the index name in the Fund’s name may imply that the Fund uses a pure index strategy. However, as disclosed in the Risk/Return Summary, the Fund will not strictly replicate an index. As a result, we believe the name “Global Research Enhanced Index Fund” is consistent with the Fund’s principal investment strategies and reflects the securities the Fund will use and how the Fund will be managed.

Principal Investment Strategies and Risks

8.	Comment: Please disclose the types of privately placed securities in which the Fund will invest in the Risk/Return Summary or Item 9 disclosure (4(2) 144A, etc.)

Response: We believe that the existing disclosure in the prospectus appropriately designates the types of securities that are used as part of the Fund’s principal investment strategy. In this respect, we do not believe that describing the basis for exemption from registration provides useful information to shareholders. We note to the Staff that more specific disclosure, including the basis upon which such privately placed securities may be exempt from registration under the securities laws is described in more detail in the SAI.

9.	Comment. “Small Cap Company Risk” is included as a main risk of the Fund. Please indicate why small capitalization risk is included as a main risk (e.g., small cap companies included in the index) and reflect in the strategy section that the Fund may invest in small cap securities.

Response: We will revise the disclosure to reflect that securities in the index may include small capitalization securities.

10.	Comment: If the index includes emerging markets securities, please disclose that the Fund may invest in emerging markets securities and disclose the associated risk.

Response: The index does not currently contain an emerging markets component and therefore emerging market securities are not used as a principal strategy and do not represent a main risk of the Fund.

Item 9 Disclosures

11.	Comment: As required by Item 9 of Form N-1A, please include more detail about the Funds’ principal investment strategies in the More About the Fund section.

Response: We believe that the Item 9 disclosure contains an appropriate level of disclosure and properly expands on information in the Risk/Return Summary. We are concerned that adding disclosure from the Risk/Return Summary would simply be repeating disclosure that is already included. As provided in the instructions to Form N-1A, “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

12.	Comment: The “More about the Fund” section indicates that the Fund may invest a significant portion of its assets in companies of one particular market capitalization category. Please disclose if the Fund intends to invest mostly in a particular category (e.g., small, mid or large) or revise the disclosure to indicate that the Fund may invest in companies of any one particular market capitalization.

Response: The disclosure will be revised as follows: “The Fund will invest in securities across all market capitalizations although the fund may invest a significant portion of its assets in companies of any one particular market capitalization category.”

13.	Comment: The Additional Risks section lists “Initial Public Offerings (IPO)” as an additional risk. Please consider whether it would be appropriate to add IPOs as a strategy.

Response: We respectfully submit that investment in IPOs is not strategy of the Fund, but may pose a risk through the Fund’s investment in equity securities, as already disclosed as a part of the Fund’s investment strategy. Therefore, we do not believe that including any additional disclosure would be appropriate.

In connection with your review of the Fund’s Post-Effective Amendment No. 245 to the Registration Statement filed by the Trust on December 7, 2012, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the Staff of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio Assistant Secretary